SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 20549

                            SCHEDULE 13G

              Under the Securities Exchange Act of 1934

                          Amendment No. 2

                  DEAN WITTER GOVERNMENT INCOME TRUST
                          (Name of Issuer)

                Common Stock, par value $0.01 per share
                   (Title of Class of Securities)


                            241914-10-0
                           (CUSIP Number)

        Check the following box if a fee is being paid with this statement [ ].
------------------------------------------------------------------------
1)      Name and I.R.S. Identification No. of Reporting Person:

        Yale University
        I.R.S. Number 06-0646973-N
------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group:

        (a)    (Not Applicable)
        (b)    (Not Applicable)
------------------------------------------------------------------------
3)      SEC Use Only
------------------------------------------------------------------------
4)      Citizenship or Place of Organization:

        Yale University is a Connecticut corporation.

Number of Shares      (5)    Sole Voting Power  -  3,110,400
Beneficially Owned by _________________________________________________
Each Reporting        (6)    Shared Voting Power (Not Applicable)
Person With:          _________________________________________________
                      (7)    Sole Dispositive Power  -  3,110,400
                      -------------------------------------------------
                      (8)    Shared Dispositive Power (Not  Applicable)
------------------------------------------------------------------------
9)      Aggregate Amount Beneficially Owned by Each Reporting Person: 3,110,400
------------------------------------------------------------------------
10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
        (Not  Applicable)
------------------------------------------------------------------------
11)     Percent of Class Represented by Amount in Row (9):  5.6%
------------------------------------------------------------------------
12)     Type of Reporting Person:  EP
------------------------------------------------------------------------


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Item 1. Issuer:

        (a)    Name of Issuer:

               Dean Witter Government Income Trust. (the "Company")

        (b)    Address of Issuer's Principal Executive Office:

               Dean Witter Intercapital Inc.
               Two World Trade Center
               New York, New York 10048

Item 2. Person Filing:

        (a)    Name of Person Filing:

               Yale University

        (b)    Address of Principal Office:

               Yale University
               Investments Office
               230 Prospect Street
               New Haven, CT 06511-2107

        (c)    Citizenship:

               Yale University is a Connecticut corporation.

        (d) Title of Class of Securities:

               Common Stock

        (e) CUSIP Number:

               241914-10-0

Item 3. Status of Person Filing:

        If this statement is filed pursuant to rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            . . . .

            (f) [X]. . . Endowment Fund; see section 240.13d-1(b)(1)(ii)(F).

            . . . .

Item 4. Ownership:

        (a)    Amount Beneficially Owned:          3,110,400

        (b)    Percent of Class:    5.6%

        (c) Number of Shares as to which such person has:

               (i)        sole power to vote or to direct the vote: 3,110,400

               (ii)       shared power to vote or to direct the vote:
                          (Not Applicable)

               (iii) sole power to dispose or to direct the disposition of: 3,110,400

               (iv) shared power to dispose or to direct the disposition of: (Not Applicable)

Item 5. Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ X ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

               (Not Applicable)

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

               (Not Applicable)

Item 8. Identification and Classification of Members of Group:

               (Not Applicable)

Item 9. Notice of Dissolution of Group:

               (Not Applicable)

Item 10. Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                                SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1998              /s/ David F. Swensen
                                    __________________________________
                                    Name:  David F. Swensen
                                    Title: Chief Investment Officer